400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

October 5, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Coy Garrison, Esq.

Re:	iShares® S&P GSCITM Commodity-Indexed Trust - Annual Report on Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-32947

Dear Coy Garrison:

Reference is hereby made to your letter dated September 28, 2015, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2014 filed by the iShares® S&P GSCITM Commodity-Indexed Trust (the “Trust”) on February 27, 2015. Set forth below is the response to that comment. For your convenience, the text of the comment is reproduced in italics before our response.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

1.

We note your disclosure that this item is not applicable. However, for those persons who perform policy making functions typically performed by an executive officer or person who perform the functions typically performed by a director on behalf of the registrant, in future Exchange Act periodic reports, please provide the information required by Item 401 of Regulation S-K. Refer to Rule 3b-7 under the Exchange Act and Rule 405 of Regulation C.

As requested by the staff, future Annual Reports on Form 10-K will include the information required by Item 401 of Regulation S-K with respect to any person who, during the period covered by the report, performed with respect to the registrant any policy making functions typically performed by an executive officer, or the functions typically performed by a director.

*     *     *

As requested, the Trust hereby acknowledges as follows:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (415) 670-4663 or Kyle Wirth at (415) 670-7795, should you have any further questions.

Sincerely,

iShares Delaware Trust Sponsor LLC,

in its capacity as the sponsor of the Trust

By: /s/ Jack Gee

Name: Jack Gee

Title: Chief Financial Officer